August 21, 2018

Jeronimo Folgueira
Chief Executive Officer
Spark Networks SE
Kohlfurter Stra e 41/43
Berlin 10999, Germany

       Re: Spark Networks SE
           Registration Statement on Form F-1
           Filed August 17, 2018
           File No. 333-226911

Dear Mr. Folgueira:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications